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                         Filed by Novell, Inc. and Cambridge Technology Partners
                         (Massachusetts), Inc.

                             Pursuant to Rule 425 under Securities Act of 1933
                                And deemed filed pursuant to Rule 14a-12 of the
                                           Securities Exchange Act of 1934

                             Subject Company: Cambridge Technology Partners
                              (Massachusetts), Inc.
                                  Commission File No. of Filing Person: 0-21040



For Immediate Release
---------------------
March 12, 2001

Novell to Acquire Cambridge Technology Partners

IT Consulting and Systems Integration Capabilities to Accelerate
Novell's Move to Solutions-Selling Model for Net Services

Provo, UT - March 12, 2001 - Novell, Inc. (NASDAQ:NOVL), the leading provider of Net services software, today announced it has entered into a definitive agreement to acquire Cambridge Technology Partners, Inc. (NASDAQ: CATP) a global IT services and eSolutions provider. The acquisition significantly expands Novell's ability to deliver consulting support to customers and other IT services companies. The two companies are both addressing the deployment of business processes and IT resources across the Internet through new, secure, yet simplified, Web-based access. Cambridge accelerates Novell's adoption of a solutions-selling model that supports customers and partners transforming their business around one Net solutions.

Under terms of the agreement, Novell will exchange .668 shares of Novell common stock for every outstanding share of Cambridge. The transaction is valued at approximately $266 million based on the closing price for Novell shares of $6.06 on March 9, 2001. This acquisition will be accounted for as a purchase and is expected to be completed in the third quarter of Novell's fiscal 2001. The acquisition has been approved by the board of directors of each company and is subject to customary closing conditions, including approval under the Hart-Scott-Rodino Antitrust Improvement Act and by the shareholders of Cambridge. Cambridge will become a wholly-owned subsidiary of Novell.

"This is exactly what's needed to propel Novell into a new realm of solutions-based relationships with customers and partners," said Eric Schmidt, chairman and chief executive officer of Novell. "This move is strategically consistent with where we are taking Novell. The combined talent of Novell and Cambridge will bring us closer than ever to capturing the value of Novell's net services strategy."

Consulting services have become associated with virtually every major deployment of Novell eDirectory and Net services products. Directory services are becoming the centerpiece in the deployment of business processes to the Internet and one Net solutions. Over the last two years Novell has been developing relationships with leading IT services companies, including Cap Gemini Ernst & Young, Computer Sciences Corp., Deloitte & Touche, marchFIRST and PricewaterhouseCoopers. Novell has also been building its own consulting organization, now with over 300 consultants, accounting for five percent of
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total Novell revenue. Through Cambridge, Novell will offer a wide range of
eBusiness related consulting services that address vertical industries and broad systems integration requirements. With completion of the acquisition, consulting services will represent over one third of Novell's business, in keeping with the company's stated objectives.

The combined company will also gain a solutions-oriented management team. Novell board member Jack Messman, and president and chief executive officer of Cambridge, will assume the role of chief executive officer at Novell. Eric Schmidt will continue his role as chairman of the Novell board of directors, with the added responsibility of chief strategist for the company.

"Eric has defined a compelling vision of Net services software. We see an even broader and deeper portfolio of solutions that our combined teams are eager to support and expand through developmental innovation aimed at solving clients' business problems," said Jack Messman. "I'm looking forward to leading what is clearly the right competitive model for addressing the Internet build-out cycle that is already underway. This build-out is dependent on relationship-based selling, a core competency at Cambridge, and one that we intend to expand between Novell and the leading IT consulting service organizations, as well as prominent independent software vendors worldwide."

"Moreover," Messman added, "the new company will be the model for a new generation of eSolutions companies that offer end-to-end solutions that include technology products and services, foundation services and enterprise applications with business solutions to the maximum benefit of our mutual customers."

Each company brings a highly experienced management team and a powerful, yet largely unduplicated roster of Global 1000 and mid-sized customers. Cambridge brings depth of understanding of business issues within focused industries: financial services, communications, energy and manufacturing. Novell has established breadth of network expertise across business, government and education markets. The combined scope of the two companies addresses market needs for new network solutions that are expected to be broadly adopted in coming years.

Schmidt added, "I've worked with Jack Messman for many years--no one is more committed than Jack to seeing Novell succeed. With his leadership we're equipped to deliver our Net services on a scale that wasn't possible before. The rich technology and innovative products that Novell is recognized for will
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now more readily find their way into comprehensive network solutions. I am personally looking forward to taking our strategy to the next level where customers gain the obvious benefits of Net services."

Regarding Cambridge, Messman commented, "We will maintain our objective and independent point-of-view to the software choices that solve customer problems in the best possible way. This is a hallmark of the way we do business--sharing risk and guaranteeing delivery. Novell's commitment to open standards, best-of-breed support, and platform independence, is completely consistent with this mission."

About Cambridge

Cambridge was founded in 1991, and has 3,400 employees with offices in 19 countries. Cambridge provides strategic and management consulting as well as systems integration services to transform its clients into e-Business. Working in collaboration with Global 1000 and high-velocity middle market companies, Cambridge combines a deep understanding of New Economy issues with integrated, end-to-end services and a proven track record of shared risk and rapid, guaranteed delivery. Cambridge can be accessed on the Web at: http://www.ctp.com.

About Novell

Novell, Inc, (NASDAQ:NOVL), is a leading provider of Net services software that delivers services to secure and power all types of networks-- the Internet, intranets, and extranets; wired to wireless; corporate and public--across leading operating systems. Novell's Net services software provides the foundation for one Net--a single global network that supports new applications and forms of business. Worldwide channel, consulting, education and technical support programs, along with strategic alliances, combine Novell(R) Net services software with third-party products and services to form complete Net solutions.

For information on Novell's complete range of products and services, contact Novell's Customer Response Center at (888) 321-4CRC (4272), or visit Novell's Web site at http://www.novell.com. Press may access Novell announcements and company information on the World Wide Web at http://www.novell.com/pressroom. In addition, detailed comparisons between Novell products and competitive offerings from other vendors are available on the Web at http://www.novell.com/competitive.

Novell, Inc. ("Novell") and Cambridge Technology Partners (Massachuetts), Inc. ("Cambridge") will file a joint proxy statement/prospectus with the Securities and Exchange Commission on the Form S-4 Registration Statement. THE JOINT PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE MERGER. The joint proxy statement/prospectus will be made available to all shareholders of Cambridge and Novell, at no
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expense to them. The joint proxy statement/prospectus will also be available for free at the Commission's website at www.sec.gov.

Cambridge and certain other persons named below may be deemed to be participants in the solicitation of proxies of Cambridge stockholders to approve the merger of Cambridge and Novell.

The participants in the solicitation may include the directors and executive officers of Cambridge, who may have an interest in the transaction, including as a result of holding stock or options of Cambridge. A detailed list of the names and interests of Cambridge's directors and executive officers is contained in Cambridge's Proxy Statement for its Annual Meeting, held on May 24, 2000, which may be obtained without charge at the Commission's website at www.sec.gov.

Certain of the officers, directors, and employees of Cambridge named above may become officers, directors, or employees of Novell following the merger. In addition, certain of the directors, officers, or employees may have employment or severance agreements that will be modified or affected as a result of the merger.

Except as discussed above, to the knowledge of Cambridge, none of the directors, executive officers or employees of Cambridge named above has any interest, direct or indirect, by security holdings or otherwise in the solicitation.

Conference Call Notification with Web Access Detail

A live Web cast of a Novell media and analyst telecomference to discuss the acquisition of Cambridge will be audiocast at 6:00 EST March 12 from the Novell Investor Relations Web page:
http://www.novell.com/company/ir. Through midnight, March 19, an audio replay of the call will be available from the same Web address. A telephone replay of the conference call will be available after 7 PM EST March 12 through midnight, March 19. To access the playback: phone dial: 888-566-0787.


Forward Looking-Statements

Novell and the Novell Systems logo are registered trademarks of Novell, Inc. All other trademarks mentioned in this document are the property of their respective owners. Novell, Inc. plans to file a Registration Statement on SEC Form S-4 in connection with the merger and Cambridge, Inc. Cambridge expects to mail a Proxy Statement/Prospectus to its stockholders containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Novell, Cambridge, the merger and related matters. Investors and security holders will be able to obtain copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. In addition to the Registration Statement and the Proxy Statement/Prospectus, Novell and Cambridge file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Cambridge, its directors, executive officers and certain members of management and employees may be soliciting proxies from Cambridge's stockholders in favor of the adoption of the merger agreement. A description of any interests that Cambridge's director's and executive officers have in the merger will be available in the Proxy Statement/Prospectus.
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This press release contains forward-looking statements regarding future events or the future financial performance of Novell and Cambridge. Actual events, or results, may differ materially from those in the forward-looking statements due to a number of risks and uncertainties, including assumptions about future events based on current expectations, planned business development efforts, near and long-term objectives, potential new business, strategies, organization changes, changing markets, marketing efforts, new Net services, anticipated demand for new offerings from markets that Novell is entering, future business performance and outlook. Among the important factors that could cause actual events to differ materially from those in the projections or other forward-looking statements are potential fluctuations in quarterly results, dependence on new product development, rapid technological and market change, acquisition strategy, risks associated with business conditions and the general economy; changes in business choices and business partners; competitive factors; sales and marketing execution; shifts in technologies or market demand, volatility of stock price, international operations, financial risk management, and future growth subject to risks. Additional information covering factors that could cause results to differ materially from projected statements can be found in Novell's Annual Report to Shareholders and Novell's and Cambridge's filings with the Securities and Exchange Commission, including their most recent filings on Form 10-K and 10-Q, for a discussion of these and other important risk factors facts concerning Novell and Cambridge and their respective operations.


Press Contacts:
Bruce Lowry
Novell, Inc.
Phone: 801-222-4005
E-mail: blowry@Novell.com


Gary Schuster
Cambridge Technology Partners
Phone: 617-914-8522
E-mail: gary.schuster@etp.com